Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

September 16, 2024

Confidential

Ms. Suying Li

Mr. Rufus Decker

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ENIGMATIG LIMITED
Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted on June 28, 2024 CIK No. 0001982961

Dear Ms. Li, Mr. Decker, Mr. Fetterolf, Mr. Field:

On behalf of our client, ENIGMATIG LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 19, 2024 on the Company’s Amendment No. 2 to draft registration statement on Form F-1 confidentially submitted on June 28, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Industry Overview, page 56

1.	Please update your discussion of industry data as of a more recent date, to the extent available. In this regard, we note that you provide estimated 2022 and 2023 data.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58, 60, 61 and 62, of the Revised Draft Registration Statement.

Experts, page 100

2.	Please revise your disclosure in this section to reflect the financial statements for the fiscal year ended September 30, 2023 which are included in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

3.	We reviewed the changes you made to restate your financial statements in response to prior comment 2. Please make arrangements with your auditors for them to revise their report to reference a financial statement footnote that discusses the restatement. Please also label “as restated” the applicable financial statement amounts presented throughout the filing. In addition, please include a financial statement footnote that discusses the nature of the error and shows the effect of the correction on each financial statement line item that changed for each period presented. Refer to ASC 250-10-50-7.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-2 and F-16 of the Revised Draft Registration Statement.

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Consolidated Statements of Cash Flows, page F-7

4.	We note your revisions to the consolidated statements of cash flows in response to prior comment 2. Please reconcile the amounts reported as change in accounts receivable and amount due from shareholder in fiscal years ended September 30, 2023 and 2022 herein to the changes in accounts receivable, net and amount due from shareholder balances reported in your consolidated balance sheets on page F-4.

In response to the Staff’s comment, please see the table below for the reconciliation.

Accounts receivable, net
	2023	2022
	US$	US$
Beginning	17,805	67,541
Sales	525,092	1,538,853
Collection on behalf	(104,497)*	(1,579,519)
Bad debt allowance	(8,973)	(60,100)
Foreign exchange valuation	(8,967)	51,030
Ending	420,460	17,805

Amount due from shareholder
	2023		2022
	US$		US$
Beginning	1,533,977		21,512
Collection on behalf	740,161	*	1,579,519
Repayment	(1,628,650)
Foreign exchange valuation	86,994		(67,054)
Ending	732,482		1,533,977

*The difference between accounts receivable, net and amount due from shareholder is US$635,664 which was booked under contract liabilities.

Note 2. Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-15

5.	Please disclose the impact that ASU 2023-08 will have on your financial statements. Refer to SAB Topic 11.M.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Revised Draft Registration Statement.

Note 3. Cash and Cash Equivalents, page F-16

6.	Please disclose in greater detail how you acquire and dispose of your USDT and discuss your business reasons for doing so. Disclose who has custody and control of your USDT. Provide a roll forward of your USDT activity (beginning balance, purchases, sales, impairments, other items and ending balance) for each period presented. Also, clarify whether you believe USDT is an indefinite-lived intangible asset under ASC 350 or a financial asset under ASC 825 and tell us in detail how you applied the GAAP guidance in reaching the conclusion you did. Tether has held bitcoins, precious metals and other non-financial assets in its reserves. If Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves, tell us how you considered that in your conclusion. Furthermore, tell us in detail how you concluded USDT qualifies as a cash equivalent under ASC 230.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-16 and F-17 of the Revised Draft Registration Statement.

The way USDT is designed is substantially different from other digital assets like Bitcoin or Ether. USDT is a fiat-backed stablecoin fixed on the value of USD to offer a safer digital asset that is not affected by market volatility in the same way other digital assets like Bitcoin does. In addition, USDT can be converted to USD in most of the cryptocurrency exchanges without limitation on time and volume at the value almost equal to USD, which shows the high liquidity and stability nature of the stablecoin.

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Tether, the issuer of USDT, backs USDT through holding commodities, traditional currencies, cash equivalents and digital assets in their reserve. Tether reserves the right under its user agreement to redeem USDT by in-kind redemptions of other assets it holds in its reserves. According to the consolidated financial figures & reserve report of Tether Holdings Limited, as of June 30, 2024, USDT reserves have composition of 84.24% of cash and cash equivalents and other short-term deposits, 3.22% precious metals, 4% Bitcoins, and 8.54% other investments, 84.24% of backed asset are considered as readily convertible to cash or financial assets.

Based on the attributes and the purpose of USDT, the Company believes it is readily convertible to known amounts of cash or used as consideration in a transaction with minimal risk of changes in value. Even at the situation when Tether claims its right to redeem the USDT under the user agreement, the Company expects to receive the majority of assets with high liquidity to transfer into cash or other financial assets. Therefore, it is more likely to characterize USDT held as a financial asset than intangible asset, even though it lacks physical substance.

The Company exchanges its USDT to USD within a short period of time without intention to hold USDT for other purpose after receiving the fund from customers, the company accounts the USDT on hand as cash equivalent given the attributes of 1) USDT can be exchanged on several established cryptocurrency exchange, and 2) it is rapidly convertible to known amounts of cash without significant penalty or fee, which meet the criteria of cash equivalent in accordance ASC 230.

Note 9. Related Party Transactions and Balances

Amount Due from Shareholder (Desmond Foo), page F-19

7.	You disclose the receivable balance due from director was $732,482 as of September 30, 2023. Please confirm, if true, that the current due from director balance is zero and that all amounts were repaid in full and not forgiven. Also, disclose the terms of your arrangement with your director to collect cash from your customers on your behalf. Also, disclose the facts and circumstances surrounding the director not remitting the collected amounts to you promptly, and instead waiting over a business cycle, as stated in your December 26, 2023 response to comment 17 from our November 22, 2023 letter.

In response to the Staff’s comment, the Company confirms that the entire balance of US$732,482 due from the director as of September 30, 2023, has been fully repaid and was not forgiven. The current balance due from the director is zero. The Company would like to clarify that there is no formal arrangement for the director to collect cash from its customers on the Company’s behalf. This only occurs under special circumstances when customers specifically request to make payments using USDT (Tether). In such cases, as a temporary measure, the director of the Company collects the USDT on behalf of the Company and then remits it back to the Company. The Company was in the process of opening a corporate account with reputable exchanges to hold USDT. However, due to the regulatory reasons, many such exchanges do not accept corporate accounts or had exorbitant fees. Once the Company successfully established an account with a reputable exchange, the Company did the transfers back in tranches and transferred them out as soon as possible to ensure funds security. Moving forward, the Company is committed to continuing to improve its payment processes to minimize any delays in receiving and processing customer payments, including those made in USDT. The Company strives to ensure that any payments received on behalf of the Company should be settled within a week.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, ENIGMATIG LIMITED
Teo Mingwen, Director and Chief Financial Officer, ENIGMATIG LIMITED
John P. Yung, Esq., Lewis Brisbois Bisgaard & Smith LLP

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